SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED

                            PURSUANT TO RULE 13d-1(a)

                               Icon Systems, Inc.

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                                (Name of Issuer)

                                  COMMON STOCK,
                                $0.001 PAR VALUE

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                           (Title of Class Securities)

                                   448952 20 0
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                                 (CUSIP Number)

                                  Michael Watzky
                   Credit Suisse First Boston (Hong Kong) Ltd.
                              Three Exchange Square
                                8 Connaught Place
                                    Hong Kong
                                  852-2101-7050

           (Name, Address and Telephone Number of Person Authorised to
                       Receive Notices and Communications)

                                  July 31, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448952 20 0
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                                                                   Page 2 of 13

                                  SCHEDULE 13D

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1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Credit Suisse First Boston, on behalf of Credit Suisse First Boston business unit

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|

                                                                  (b) |X|
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS*

           WC.  See Item 6
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR 2(E)
                                                                      |-|
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
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  NUMBER OF       7.   SOLE VOTING POWER
  SHARES               6,250,000 shares of common stock.  See Item 5
 BENEFICIALLY
 OWNED BY EACH    -----------------------------------------------------
 REPORTING PERSON -----------------------------------------------------
     WITH
                  8.   SHARED VOTING POWER
                    -----------------------------------------------------
                    -----------------------------------------------------

                  9.   SOLE DISPOSITIVE POWER
                       6,250,000 shares of common stock.  See Item 5
                  -----------------------------------------------------
                  -----------------------------------------------------

                  10.  SHARED DISPOSITIVE POWER
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11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,250,000 shares of common stock.  See item 5
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12.    CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
       SHARES*

                                                                      |-|
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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       At least 60% of outstanding shares of common stock.  See item 5
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14.    TYPE OF REPORTING PERSON*

       BK, HC, OO
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*SEE  INSTRUCTIONS  BEFORE  FILLING  OUT  INCLUDE  BOTH SIDES OF THE COVER PAGE,
RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                                  Page 3 of 13
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CUSIP NO. 448952 20 0
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Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Icon Systems, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 4835 North O'Connor Suite 134-136, Irving, Texas 75062

Item 2.  Identity and Background.

(a-c,f) This Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its consolidated subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person").

The CSFB business unit is engaged in investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a world-wide basis. The Bank and its consolidated subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors world-wide. The Bank's registered head office is located at Uetlibergstrasse 231, P.O. Box 900, CH-8045 Zurich, Switzerland.

The Shares (as defined in Item 5 below) were acquired by Credit Suisse First Boston (Hong Kong) Ltd. ("CSFBHK"), a Hong Kong limited liability company. 100% of the outstanding equity of CSFBHK is owned by Credit Suisse First Boston (International) Holding AG ("CSFBIAG"), a Swiss corporation. 100% of the outstanding equity of CSFBIAG is owned by the Bank.

CSFBHK engages in trading and selling securities, arranging debt and equity financing and selling financial products. The address of the principal business and of the principal office of CSFBHK is Three Exchange Square, 22nd Floor, 8 Connaught Place, Central, Hong Kong.

CSFBIAG primarily (i) acquires, holds, administers, sells and otherwise disposes of financial participations in other entities, in particular banks, financial companies, insurance companies,

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CUSIP NO. 448952 20 0
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securities  and  properties  companies  and  commodity  exploitation  and  trade companies and (ii) procures and arranges financing of all kinds and undertakes financial transactions of all kinds, both for itself and on behalf of third parties. The address of the principal business and of the principal office of CSFBIAG is Bahnhofstrasse 17, CH-6301 Zug, Switzerland.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. The principal business of CSG is acting as a holding company for a global financial services group with eight distinct specialized business units that are independently operated. In addition to the business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in the global private banking business, (b) the Credit Suisse Banking business unit that engages in the Swiss domestic banking business, (c) the Winterthur Insurance business unit that engages in the global non-life insurance business, (d) the Winterthur Life & Pensions business unit that engages in the global life insurance business, (e) the Credit Suisse Personal Finance business unit that engages in personal financial business world-wide and (f) the Credit Suisse e-Business business unit, which provides electronic business services to CSG and its business units. The address of CSG's principal business and of its principal office is:
Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of certain federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of Common Stock, and such shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of shares of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of shares of Common Stock beneficially owned by CSG and any of CSG's and the Bank's other business units.

The name, business address, present principal occupation or employment, the name, of any corporation or other organization in which such employment is conducted, and citizenship of each

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CUSIP NO. 448952 20 0
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executive  officer  and  director of the CSFB  business  unit and CSFBHK are set forth on Schedules I and II, respectively, each of which is incorporated herein by reference.

(d-e)Other than as set forth in (1)-(4) below, none of the Reporting Person, the Bank, CSFBHK, CSFBIAG and the persons listed on Schedules I and II during the last five years (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (b) has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

     (1) Yield-Burning Investigation. The Securities and Exchange Commission ("SEC") conducted an industry-wide investigation related to municipal advance refunding escrow transactions. The SEC's formal order of investigation asserted that dealers may have charged excessive prices for escrow securities, may have made false representations concerning those prices and may have failed to disclose financial arrangements with other transaction participants.

      The  National   Association  of  Securities  Dealers   Regulation,   Inc.
("NASDR") also was involved in a similar investigation of these transactions.

      Credit Suisse First Boston Corporation ("CSFBC") cooperated with both the SEC and NASDR investigations. CSFBC participated in ongoing settlement discussions with the NASDR along with other firms under investigation by the NASDR. During the course of those discussions, the NASDR broadened the temporal scope of its investigation to be consistent with the scope of the SEC's inquiry. As the result of settlement discussions, the joint defense group reached agreement with the NASDR, SEC, Justice Department and IRS as to a settlement. With respect to CSFBC, the settlement took the form of a Letter of Acceptance, Waiver and Consent sent by CSFBC to the NASDR in which CSFBC consented to the entry of findings of violations of Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended (the "Securities Act"), without admitting or denying the alleged violations. Among other things, the settlement released claims of the United States related to any advanced refunding transaction CSFBC has identified from 1990 through 1996, and included an IRS agreement not to challenge the tax exempt status of any of the identified advanced refunding bonds.

      The settlement required CSFBC to make payments to certain municipal issuers, the United States Treasury and to the NASDR. The amounts were determined based on the application of negotiated thresholds to the markups charged by CSFBC. At least 13 firms participated in the settlement on the same terms.

     (2) In the Matter of Certain Market Making Activities on NASDAQ. In October 1994, the Antitrust Division of the Department of Justice opened an investigation of possible anti-competitive conduct, including collusion, among NASDAQ market makers, including CSFBC. In addition, the SEC commenced an investigation of possible market manipulation and NASD rule violations.

      On July 17, 1996, CSFBC and 23 other securities firms settled the Justice Department investigations by responding to a Justice Department complaint filed that day in federal district court in Manhattan by agreeing to take a series of remedial steps, without admitting or denying any of the Justice Department's allegations. The settlement does not require any firm to pay a fine or other damages.

      On April 28, 1997, the court approved the settlement of the Justice Department complaint. The settlement was upheld on appeal by the U.S. Court of Appeals for the Second Circuit on August 6, 1998.

      In April 1998, the SEC staff indicated that the SEC was considering a global resolution, involving administrative charges against all the NASDAQ market makers, totaling approximately 36 firms.

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CUSIP NO. 448952 20 0
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

      In September 1998, the SEC made an offer to settle that would charge CSFBC with two violations of SEC Rule 15c1-2 (an anti-fraud rule under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), one violation of SEC Rule 15c2-7 (a non-fraud based rule) and one minor record keeping violation in a cease-and-desist administrative order that would impose a fine of $122,500, and require CSFBC to disgorge profits in the amount of $6,913. CSFBC would neither admit nor deny the charges.

      On December 29, 1998, CSFBC signed and forwarded to the SEC its formal offer of settlement on the revised terms outlined above. On January 11, 1999, the SEC accepted the offer and issued its formal orders imposing the aforementioned sanctions, thereby concluding the investigation.

      (3) SEC v. CS First Boston Investment Management Corporation. CSFB cooperated with regulatory inquiries from the New York Stock Exchange, the SEC and Commodity Futures Trading Commission regarding the settlement by CS First Boston Investment Management Corporation ("CSFBIM"), formerly a registered investment adviser, of claims by three institutional customers of CSFBIM, the conduct of several dismissed CSFBIM personnel, and related issues arising from the marketing and management of the Offshore Cash Reserve Fund (the "Fund") in late 1993 and early 1994. The customer complaints related to the appropriateness of investments in structured notes placed in those accounts, given the investment guidelines previously established for them.

     On October 14, the SEC contacted counsel for CSFBIM and advised that the SEC enforcement staff would recommend the commencement of an administrative action against CSFBIM seeking a cease and desist order, a monetary civil penalty and a sanction of censure against CSFBIM under the anti-fraud provisions of
Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5, and Section 206 of the Investment Advisers Act, as well as under the books and records provisions of Section 204 and Rule 204-2 of the Advisers Act, and for failure to supervise.

      Following settlement discussions with the SEC, by formal offer of settlement transmitted to the SEC on July 2, 1998, CSFBIM has consented to the entry of an SEC administrative order directing CSFBIM to cease and desist from committing antifraud violations of Section 10(b) of the Exchange Act, and other provisions of the securities laws, and imposing a censure and a monetary penalty of $500,000 on CSFBIM. There were no allegations or findings concerning CSFBC or any other CSFB entity. CSFBIM, which has been essentially defunct since 1995, consented to the entry of the order without admitting or denying liability.

      (4) Securities and Exchange Commission v. CS First Boston Corporation, Jerry L. Nowlin and Douglas S. Montague. On November 20, 1996, the SEC brought a civil action in federal court in California against CS First Boston Corporation and two former employees of its public finance department relating to CS First Boston's role as lead underwriter of a September 1994 Orange County pension obligation bond ("POB") financing, which the County completed 10 weeks prior to its bankruptcy. The SEC alleged that the Official Statement misrepresented and omitted material facts about the Orange County Investment Pool, including the Pool's investment strategy, the risks of that strategy and the Pool's investment losses, and it sought to hold CS First Boston responsible for the alleged omissions and misrepresentations. The complaint alleged violations of certain anti-fraud provisions, including Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15(c)(1) of the Exchange Act and Rule 15C1-2 thereunder, Section 15B(c)(1) of the Exchange Act, and MSRB Rule G-17. CS First Boston filed its answer to the complaint on January 13, 1997, in which it denied all allegations of misconduct and asserted twelve affirmative defenses.

     On January 29, 1998 the lawsuit was dismissed with prejudice, upon the consent of the SEC, CS First Boston and the individual defendants, as part of an out-of-court settlement of this matter. Also pursuant to that settlement, CS First Boston and the individual defendants, without admitting or denying liability, consented to the entry of a SEC administrative order finding negligence-based violations of Sections 17(a)(2) and (a)(3) of the Securities Act and MSRB Rule G-17. CS First Boston and the two individuals agreed to pay monetary penalties of $800,000, $35,000 and $35,000 respectively. The SEC administrative order contained no allegation or finding of any fraudulent, intentional or reckless misconduct by CS First Boston or any of its current or former employees.

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CUSIP NO. 448952 20 0
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Item 3.  Source and Amount of Funds or other Consideration.

See Item 6.

Item 4.  Purpose of Transaction

CSFBHK acquired the Shares (as defined in Item 5), as a secured creditor under certain agreements described in Item 6 with Baleine Investment Holdings Limited, a British Virgin Islands company ("Baleine"). See also Item 7.

CSFBHK acquired the Shares as a secured creditor and intends to review the Issuer's business affairs and financial position and to take, from time to time, any and all actions that it deems appropriate to maintain and improve the value of CSFBHK's position as the majority owner of the outstanding shares of Common Stock. Its actions could include disposing of the Shares in one or more transactions with Baleine or others or formulating other plans including (i) an extraordinary corporate transaction such as a merger, reorganisation or liquidation, (ii) a sale or transfer of a material amount of assets of the Issuer, or (iii) a change in the present board of directors or management of the Issuer including a change in the number or terms of directors or the filling of any vacancies on the board. Except as set forth above, none of CSFBHK, the Reporting Person, the Bank, CSFBIAG and the persons listed on Schedules I and II hereto have any present plans or

                                                                  Page 8 of 13
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CUSIP NO. 448952 20 0
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proposals which relate to or would result in any of the  transactions  described in subparagraph (a) through (j) of Item 4.

Item 5. Interest in the Securities of the Issuer

(a-b) After a default under the Note Purchase Agreement, described in Item 6 below, CSFBHK acquired 6,250,000 shares (the "Shares") of Common Stock on July 31, 2000. CSFBHK may be deemed to beneficially own and have sole voting power and sole dispositive power over the Shares. CSFBIAG, as the owner of 100% of the outstanding equity capital of CSFBHK, may be deemed to beneficially own and have shared voting power, together with CSFBHK, and shared dispositive power, together with CSFBHK, over the Shares. The Bank, as the owner of 100% of the outstanding equity capital of CSFBIAG, and the indirect owner, through CSFBIAG, of 100% of the outstanding equity capital of CSFBHK may be deemed to beneficially own and have shared voting power, together with CSFBIAG and/or CSFBHK, and shared dispositive power, together with CSFBIAG and/or CSFBHK, over the Shares.

The Issuer's most recent quarterly or yearly report filed with the SEC is an amended quarterly report on Form 10-Q dated June 9, 1999 for the period ended March 31, 1999 (the "Amended 10-Q"). (The Issuer is delinquent in filing reports due for subsequent periods.). In the Amended 10-Q, the Issuer states that it has 5,431,654 shares of Common Stock outstanding as of March 31, 1999. However, on October 15, 1999, Baleine represented to CSFBHK that the 6,250,000 Shares represented at least 60% of the outstanding shares of Common Stock. If the Issuer's representation is true, the number of outstanding shares of Common Stock may be as many as 10,416,667 as of October 15, 1999, and the Bank, the Reporting Person, CSFBHK and CSFBIAG, as applicable, may beneficially own greater than 60% of the outstanding shares of Common Stock.

(c) Except as described above, none of the Bank, the Reporting Person, CSFBHK, CSFBIAG, and the persons listed on Schedules I and II hereto has effected any transactions in the Common Stock in the past sixty days.

(d-e) Not applicable
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                                                                  Page 9 of 13
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CUSIP NO. 448952 20 0
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Item 6.    Contracts,   Arrangements,   Understandings  or  Relationships  with
           Respect to Securities of the Issuer.

Baleine pledged the Shares to CSFBHK (as collateral agent for holders of secured notes of Baleine) pursuant to a Pledge Agreement, dated as of October 15, 1999 (the "Pledge Agreement") between Baleine and CSFBHK. The Pledge Agreement was entered into in connection with issuance of secured notes of Baleine pursuant to a Note Purchase Agreement, dated as of October 15, 1999 (the "Note Purchase Agreement") among Baleine, the Issuer and CSFBHK. As a result of a default under the Note Purchase Agreement by Baleine and pursuant to the terms of the Pledge Agreement, CSFBHK acquired the Shares on July 31, 2000 in a strict foreclosure pursuant to ss. 9-505 of the New York Uniform Commercial in which CSFBHK elected to retain all collateral described in the Pledge Agreement, including the Shares, in full satisfaction of all Baleine's obligations to the holders of Baleine's secured notes issued pursuant to the Note Purchase Agreement.

Item 7.    Material to be Filed as Exhibits

Exhibit

No.

1. Note Purchase Agreement, dated as of October 15, 1999, among Baleine, the Issuer and CSFBHK.

2. Pledge Agreement, dated as of October 15, 1999, between Baleine and CSFBHK, as collateral agent.

3. Notice Letter to Baleine, the Issuer and certain other parties regarding foreclosure under the Pledge Agreement, dated July 3, 2000

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CUSIP NO. 448952 20 0
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2000



CREDIT SUISSE FIRST BOSTON, acting solely on behalf of the Credit Suisse First Boston business unit

By:   /s/ David M. Brodsky
     ______________________
      Name: David M. Brodsky
      Title:Managing Director

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SCHEDULE I

Executive Officers and Directors of Credit Suisse First Boston business unit

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Name and Title      Business Address Principal Occupation or   Citizenship
                                     Employment, Name of
                                     Organization

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Allen D. Wheat      11 Madison      Chief Executive Officer,      American
                    Avenue          Credit Suisse First Boston
                    New York, NY    Chairman of the Executive
                    10010 USA       Board
                                    Credit Suisse Group

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Brady W. Dougan     11 Madison      Managing Director and         American
                    Avenue          Head of Equity,
                    New   York, NY  Credit Suisse First
                    10010 USA       Boston
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Stephen A.M. Hester 11 Madison       Managing Director and         British
                    Avenue           Chief Financial Officer,
                    New York, NY     Credit Suisse First
                    10010 USA        Boston
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-----------------------------------------------------------------------------
Joseph T.           11 Madison       Executive Vice                American
McLaughlin          Avenue           President, Legal &
                    New   York, NY   Regulatory Affairs and
                    10010            Managing Director,
                    USA              Credit Suisse First
                                     Boston
-----------------------------------------------------------------------------
David C. Mulford    One Cabot Square Chairman International        British
                    London, E14 4OJ  and Director,
                    United Kingdom   Credit Suisse First
                                     Boston
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John Nelson         One Cabot Square Chairman Europe,              American
                    London, E14 4OJ  Credit Suisse First
                    Unite Kingdom    Boston
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Stephen E.          Uetlibergstrasse Chairman, Asia/Pacific,       American
Stonefield          231              Credit Suisse First
                    P.O. Box 920     Boston
                    CH-8045, Zurich  Managing Director
                    Switzerland      Credit Suisse First
                                     Boston (Hong Kong) Ltd.

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Richard E.          11 Madison       Vice Chairman,                American
Thornburgh          Avenue           Credit Suisse First
                    New York, NY     Boston
                    10010
                    USA
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

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CUSIP NO. 448952 20 0
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Charles G. Ward III 11 Madison        Managing Director and        American
                       Avenue         Head of Corporate and
                       New York, NY   Investment Banking,
                       10010 USA      Credit Suisse First
                                      Boston
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Paul Calello        11 Madison       Managing Director and        American
                    Avenue           Head of Equity,
                    New   York, NY   Derivatives and
                    10010            Convertibles Unit,
                    USA              Credit Suisse First
                                     Boston
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Trevor Price        1 Cabot Square   Managing Director and         British
                    London E144QJ    Global Head of
                    United Kingdom   Developed Market Rates,
                                     Credit Suisse First
                                     Boston
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Christopher Carter  17 Columbus      Head of European             Canadian
                    Courtyard        Investment Banking,
                    London           Chairman of Equity
                    United Kingdom   Capital Markets and
                                     Managing Director,
                                     Credit Suisse First
                                     Boston
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Jim Healy           11 Madison       Global Head of Emerging      American
                    Avenue           Markets, and Managing
                    New York,NY      Director,
                    10010 USA        Credit Suisse First
                                     Boston

                                                                 Page 13 of 13
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CUSIP NO. 448952 20 0
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SCHEDULE II

Executive  Officers  and  Directors  of Credit  Suisse First Boston (Hong Kong)
Ltd.
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Name and Title      Business Address Principal Occupation or  Citizenship
                                     Employment, Name of
                                     Organization
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Stephen Earl        22nd Floor       Legal Director,          American
Stonefield          Three Exchange   Credit Suisse First
                    Square           Boston (Hong Kong) Ltd.
                    Connaught Place  Hong Kong
                                     Chairman, Asia/Pacific,
                                     Credit Suisse First
                                     Boston
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-----------------------------------------------------------------------------
William Yue Wai     9th Floor        Legal Director,         Canadian
Shek*               One Exchange     Credit Suisse First
                    Square           Boston (Hong Kong) Ltd.
* Alternate to      8 Connaught
Stephen Earl        Place
Stonefield          Hong Kong
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Julie Ann Craddock  22nd Floor       Legal Director,         British
                    Three Exchange   Credit Suisse First
                    Square           Boston (Hong Kong) Ltd.
                    8 Connaught
                    Place
                    Hong Kong
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Lap Wai Chan        23rd Floor       Legal Director,         American
                    Three Exchange   Credit Suisse First
                    Square           Boston (Hong Kong) Ltd.
                    8 Connaught
                    Place
                    Hong Kong
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